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Consent of Independent Registered Public Accounting Firm

The Board of Directors of Endeavour Silver Corp.

We consent to the use of our reports, each dated March 4, 2015, with respect to the consolidated financial statements of Endeavour Silver Corp. which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

Our report dated March 4, 2015, on the effectiveness of internal control over financial reporting as of December 31, 2014, expresses our opinion that Endeavour Silver Corp. did not maintain effective internal control over financial reporting as of December 31, 2014 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states a material weakness was identified relating to ineffective management review of the recording of the impairment of long-lived assets and related financial statement disclosures, specifically related to the circular impact on deferred income taxes.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-196981 on Form-10/A of Endeavour Silver Corp.

//s// KPMG LLP

Chartered Accountants

March 4, 2015
Vancouver, Canada

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